

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

Channing Au
Chief Financial Officer
Value Exchange International, Inc.
Unit 602, Block B, 6 Floor, Shatin Industrial Centre
5-7 Yuen Shun Circuit
Shatin, N.T., Hong Kong SAR

       **Re: Value Exchange International, Inc.**
            **Form 10-K for the Fiscal Year Ended December 31, 2021**
            **Filed April 15, 2022**
            **File No. 000-53537**

Dear Mr. Au:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021

General

1. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021 (China-Based Company Dear Issuer Letter). To the extent the China-Based Company Dear Issuer Letter requests disclosure on a prospectus cover page or prospectus summary, such disclosure should be provided in Item 1 of Form 10-K and, with respect to the discussion of the transfer of cash within the company, such disclosure should be provided in Item 7 of Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services